



martin currie

MONTHLY INSIGHT

At December 31, 2005

THE CHINA FUND, INC. (CHN)

Asian Direct Capital Management

IN BRIEF

Net asset value per share	US$23.20
Market price	US$23.18
Premium/(discount)	(0.09%)
Fund size	US$333.8m

Source: State Street Corporation

Note
Due to imprecise information regarding a distribution by one of the Fund's portfolio companies, the net asset values per share (NAV) as originally reported in the Monthly Insights for October and November 2005 were incorrect. The revised Monthly Insights containing the corrected NAVs are available on the Fund's website at www.chinafundinc.com and upon request by calling (1) 888-246-2255.

At December 31, 2005		US$ returns
	China Fund NAV %	MSCI Golden Dragon* %
One month	6.9	4.2
Year to date	6.1	10.3
One year	6.1	10.3
Three years %pa	24.2	23.3

Past performance is not a guide to future returns.
Source: State Street Corporation. NAV-NAV performance.
*Source for index data: MSCI.

MANAGER'S COMMENTARY

The Fund enjoyed a strong end to 2005. Two areas in which the Fund is heavily invested - the domestic A-share market and Taiwan - both recovered. Meanwhile, two sectors in which the Fund is not invested - Hong Kong's property and banking stocks - struggled in the face of rising US interest rates. The Fund's positive performance was achieved despite holding high cash levels in order to meet the payment of a cash dividend of US$2.51 per share at the end of the month. This is the third successive year in which the Fund has paid a large dividend. Strong individual performances came from several large holdings such as: the gold miner Zijin; TPV the world's largest LCD monitor maker; the PCB leader Tripod; and Minsheng, the private-sector bank.

During December, China discovered that its Gross Domestic Product (GDP) was 17% larger than it had previously thought. Regular readers of this newsletter will be aware of our instinctive distrust of Chinese statistics, but my sympathy goes out to all those economists who need to make use of these questionable numbers. Recent electricity usage and oil import figures suggest that the economy may be slowing more than the GDP numbers suggest, and we are investing accordingly.

The government's desire to boost consumption, in order to reduce the economy's reliance on investment spending as a driver of growth, is emerging as the most important pillar of its new five-year policy. The doubling of the tax threshold comes into effect this month, at the same time that agricultural taxes are abolished. In 2006, we expect the government to address issues surrounding social security and health insurance as part of their attempt to persuade Chinese consumers to reduce their savings rate from 40%. The expected boost to consumption that these policies produces will be offset somewhat by rising prices, as subsidies on gas, electricity and water are reduced. It is difficult to predict the effect that these changes will have on the inflation rate, as the basket of goods and services used to calculate the Consumer Price Index (CPI) will also be adjusted this month, with a smaller weighting being given to food, a greater weighting being accorded to property and services.

Chris Ruffle, Martin Currie Inc

INVESTMENT STRATEGY

The Fund is now 98.4% invested with holdings in 68 companies, two of which are unlisted.

Portfolio turnover has been low. During December we took profits on a couple of long-term holdings whose near-term growth prospects had dimmed, such as Shenzhen Expressway. We also took quick profits on the small allocations we received of hot Initial Public Offerings (IPOs) by Suntech and Agile. We invested instead in two consumer plays. Firstly, we took a holding in Taiwan-based food giant Uni-President, which has been a chronic underperformer despite its strong brand name, which should benefit from easing cost pressures and which is showing a willingness to rationalise its many product lines. At the other end of the spectrum in terms of size is the newly listed China Flavours & Fragrances, which is intent on cornering this portfolio niche market.

Chris Ruffle, Martin Currie Inc

DIRECT INVESTMENT MANAGER'S COMMENTARY

Consumer spending power continues to expand considerably and is thereby creating a significant domestic market for both local and foreign companies. The government considers that the steady growth of private consumption will promote more sustainable economic growth. On the investment front, we continue to look for companies that will benefit from the long-term development of the economy, and therefore consumer-related businesses are attractive targets for us.

KOH Kuek Chiang, Asian Direct Capital Management

FUND DETAILS

Market cap	US$356.5m
Shares outstanding	14,388,287
Exchange listed	NYSE
Listing date	July 10, 1992
Investment adviser	Martin Currie Inc
Direct investment manager	Asian Direct Capital Management

Source: State Street Corporation.

ASSET ALLOCATION



■ Hong Kong	45.5%
■ Hong Kong 'H' shares	9.5%
■ Taiwan	18.2%
■ Singapore	2.0%
■ Shenzhen 'B' shares	0.8%
■ United States 'N' shares	1.7%
■ 'A' share access product	16.5%
■ Direct	4.2%
■ Other assets & liabilities	1.6%

Source: State Street Corporation

SECTOR ALLOCATION

	The China Fund, Inc	MSCI Golden Dragon
Information technology	17.6%	27.8%
Financials	14.0%	29.0%
Industrials	12.7%	10.8%
Consumer discretionary	12.3%	6.1%
Energy	8.2%	6.1%
Utilities	8.2%	5.2%
Consumer staples	7.5%	0.9%
Materials	7.4%	6.2%
Telecommunications	5.6%	7.9%
Healthcare	3.9%	-
Index fund	1.0%	-
Other assets & liabilities	1.6%	-
Total	**100.0%**	**100.0%**

Source: State Street Corporation. Source for index data: MSCI

PERFORMANCE (US$ RETURNS)

	NAV %	Market price %
One month	6.9	3.7
Year to date	6.1	(21.5)
Three years %pa	24.2	29.9

Past performance is not a guide to future returns.
Source: State Street Corporation

DIRECT INVESTMENTS (4.2%)

CDW Holdings Ltd	Information technology	2.4%
Global e Business	Information technology	0.9%
Captive Finance	Financials	0.9%

15 LARGEST LISTED INVESTMENTS (43.2%)

Chaoda Modern Agriculture	Consumer staples	4.3%
China Life Insurance	Financials	3.6%
Zijin Mining	Materials	3.3%
China Netcom	Telecommunications	3.1%
Cathay Financial	Financials	2.9%
TPV Technology	Industrials	2.9%
Tripod Technology	Information technology	2.9%
China Minsheng Banking	Financials	2.8%
Xinao Gas	Utilities	2.7%
Lenovo	Information technology	2.7%
Merry Electronics	Consumer discretionary	2.6%
Solomon Systech	Information technology	2.6%
Li Ning	Consumer staples	2.4%
Advanced Semiconductor Engineering	Information technology	2.2%
Shangri-La Asia	Consumer discretionary	2.2%

Source: State Street Corporation

FUND PERFORMANCE (BASED ON NET ASSET VALUE) (US$ RETURNS)

	One month %	Three months %	Calendar year to date %	One year %	Three years % pa	Five years % pa	Since launch % pa
The China Fund, Inc.	**6.9**	**3.2**	**6.1**	**6.1**	**24.2**	**19.9**	**7.9**
MSCI Golden Dragon	4.2	2.7	10.3	10.3	23.3	6.1	n/a
Hang Seng Chinese Enterprise	5.9	2.0	12.7	12.7	39.1	27.0	n/a
Shanghai Stock Exchange 180	5.6	(0.1)	(5.9)	(5.9)	(4.5)	n/a	n/a

Past performance is not a guide to future returns.
Source: State Street Corporation. Launch date July 10, 1992. Three year, five year and since launch returns are all annualized.
Source for index data: MSCI for the MSCI Golden Dragon and Copyright 2006 Bloomberg LP for the Hang Seng Chinese Enterprise and the Shanghai Stock Exchange 180. For a full description of each Index please see the final page of this document.

PERFORMANCE IN PERSPECTIVE



Past performance is not a guide to future returns.
Source: Martin Currie Inc as of December 31, 2005.

THE CHINA FUND INC. PREMIUM/DISCOUNT



Past performance is not a guide to future returns.
Source: Martin Currie Inc as of December 31, 2005.

DIVIDEND HISTORY CHART



	1993	1994	1995	1996	1997	1998	1999	2000	2001	2002	2003	2004	2005
Total	0.91	0.61	0.09	0.08	0.50	0.08	0.11	0.00	0.13	0.21	1.78	3.58	2.51
Income	0.09	0.01	0.09	0.08	0.50	0.08	0.11	0.00	0.13	0.06	0.07	0.20	0.22
Long term capital	0.04	0.24	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.67	3.27	2.29
Short term capital	0.79	0.36	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.15	1.04	0.11	0.00

Past performance is not a guide to future returns.
Source: State Street Corporation.

Sector	Company (BBG ticker)	Price	Holding	Value $	% of portfolio
Hong Kong					**45.5%**
Chaoda Modern Agriculture	682 HK	HK$3.2	34,089,900	14,179,302	4.3%
China Life Insurance	2628 HK	HK$6.9	13,497,000	11,924,145	3.6%
Zijin Mining	2899 HK	HK$3.4	24,800,000	10,875,019	3.3%
China Netcom	906 HK	HK$12.6	6,435,500	10,250,585	3.1%
TPV Technology	903 HK	HK$7.6	9,968,000	9,706,315	2.9%
Xinao Gas	2688 HK	HK$6.2	11,560,000	9,169,219	2.7%
Lenovo	992 HK	HK$3.6	19,222,000	8,862,863	2.7%
Solomon Systech	2878 HK	HK$3.2	20,698,000	8,542,358	2.6%
Li Ning	2331 HK	HK$5.5	11,400,000	8,086,619	2.4%
Shangri-La Asia	0069 HK	HK$13.0	4,318,000	7,211,935	2.2%
Golden Meditech	8180 HK	HK$1.9	27,900,000	6,692,934	2.0%
Comba Telecom Systems	2342 HK	HK$2.7	16,118,000	5,664,702	1.7%
Ports Design	589 HK	HK$9.0	4,721,500	5,480,522	1.6%
China Fire Safety	8201 HK	HK$0.7	50,380,000	4,613,345	1.4%
China Shineway Pharmaceutical	2877 HK	HK$3.9	7,615,000	3,830,310	1.1%
China Power International	2380 HK	HK$2.6	10,349,000	3,403,596	1.0%
Fountain Set	420 HK	HK$3.6	6,714,000	3,095,685	0.9%
Digital China	861 HK	HK$2.1	10,692,000	2,930,335	0.9%
FU JI Food & Catering	1175 HK	HK$12.7	1,758,000	2,856,859	0.9%
Natural Beauty Bio-Technology	157 HK	HK$0.6	32,780,000	2,452,090	0.7%
TCL Multimedia Technology	1070 HK	HK$1.1	15,988,000	2,309,466	0.7%
Ocean Grand Chemicals	2882 HK	HK$1.0	17,379,000	2,151,768	0.6%
Asia Aluminium	930 HK	HK$0.7	23,250,000	2,009,080	0.6%
China Rare Earth	769 HK	HK$0.8	15,254,000	1,613,232	0.5%
Beiren Printing Machinery	187 HK	HK$1.5	7,000,000	1,327,134	0.4%
Parkson Retail	3368 HK	HK$14.0	535,000	966,009	0.3%
Asia Zirconium	395 HK	HK$0.5	13,196,000	816,926	0.3%
Arcontech	8097 HK	HK$0.1	18,386,000	237,130	0.1%
Hong Kong 'H' shares					**9.5%**
Anhui Expressway	995 HK	HK$3.8	13,938,000	6,741,106	2.0%
Sinotrans	598 HK	HK$3.2	12,835,000	5,214,418	1.6%
China Shenhua Energy	1088 HK	HK$8.6	4,536,500	4,973,238	1.5%
BYD	1211 HK	HK$12.0	3,225,000	4,970,465	1.5%
Shenzhen Expressway	548 HK	HK$2.6	14,514,000	4,773,388	1.4%
China Oilfield Services	2883 HK	HK$3.1	9,546,000	3,847,431	1.1%
Lianhua Supermarket	980HK	HK$7.3	1,500,000	1,402,583	0.4%
Taiwan					**18.2%**
Cathay Financial	2882 TT	NT$59.5	5,438,000	9,857,452	2.9%
Tripod Technology	3044 TT	NT$94.5	3,334,095	9,598,829	2.9%
Merry Electronics	2439 TT	NT$96.0	3,012,016	8,809,211	2.6%
Advanced Semiconductor Engineering	2311 TT	NT$30.1	8,046,000	7,378,278	2.2%
Radiant Opto-Electronics	6176 TT	NT$80.0	1,500,000	3,655,862	1.1%
Cheng Shin Rubber	2105 TT	NT$29.0	4,129,481	3,648,396	1.1%
Fubon Financial	2881 TT	NT$28.2	4,134,721	3,552,252	1.1%
Data Systems Consulting	2447 TT	NT$26.0	4,362,043	3,455,189	1.0%
Taiwan Green Point	3007 TT	NT$83.8	1,286,783	3,285,170	1.0%
Taiwan FamilyMart	5903 TT	NT$54.5	1,645,592	2,732,292	0.8%
Uni-President Enterprises	1216 TT	NT$15.6	5,500,000	2,613,941	0.8%
Yieh United Steel	9957 TT	NT$8.1	9,483,000	2,325,681	0.7%
Singapore					**2.0%**
Bio-Treat Technology	BIOT SP	SG$1.1	9,799,000	6,599,050	2.0%
Shenzhen 'B' shares					**0.8%**
China International Marine	200039 CH	HK$6.3	3,425,890	2,761,549	0.8%
United States 'N' shares					**1.7%**
The9	NCTY US	US$15.3	184,861	2,826,525	0.8%
China Techfaith Wireless	CNFT US	US$13.5	197,700	2,668,930	0.8%
Chindex International	CHDX US	US$5.1	69,987	356,234	0.1%

'A' share access products				16.5%
China Minsheng Banking	US$0.5	18,401,722	9,256,066	2.8%
China Yangtze Power	US$0.9	7,577,738	6,497,728	1.9%
Shanghai Zhenhua Port Machinery	US$1.1	5,287,861	5,556,373	1.7%
Shenergy	US$0.7	5,940,000	4,080,780	1.2%
Qinghai Salt Lake Potash	US$1.4	2,396,122	3,432,277	1.0%
China Merchants Bank	US$0.8	4,199,962	3,424,418	1.0%
Shanghai Port Container	US$1.4	2,434,945	3,412,459	1.0%
iShares Asia Trust-FTSE/Xinhua	HK$44.3	580,000	3,313,837	1.0%
Xinjiang Tebian Electric	US$0.9	3,577,791	3,223,035	1.0%
Shanghai International Airport	US$1.8	1,799,974	3,216,231	1.0%
China Petroleum & Chemical	US$0.6	5,539,000	3,196,003	1.0%
Youngor	US$0.4	7,562,730	3,195,571	1.0%
Kweichow Moutai	US$5.7	547,906	3,097,256	0.9%
Direct				**4.2%**
CDW Holdings Ltd		60,000,000	7,914,437	2.4%
Global e Business		40,000	3,053,238	0.9%
Captive Finance		2,000,000	3,045,000	0.9%
Other assets & liabilities				**1.6%**

OBJECTIVE

The investment objective of the Fund is to achieve long term capital appreciation through investment in companies and other entities with significant assets, investments, production activities, trading or other business interests in China or which derive a significant part of their revenue from China.

The Board of Directors of the Fund has adopted an operating policy of the Fund, effective June 30, 2001, that the Fund will invest at least 80% of its assets in China companies. For this purpose, "China companies" are (i) companies for which the principal securities trading market is in China; (ii) companies for which the principal securities trading market is outside of China or in companies organized outside of China, that in both cases derive at least 50% of their revenues from goods or services sold or produced, or have a least 50% of their assets in China; or (iii) companies organized in China. Under the policy, China will mean the People's Republic of China, including Hong Kong, and Taiwan. The Fund will provide its stockholders with at least 60 days' prior notice of any change to the policy described above.

The fundamental policy, which applies to not less than 65% of the Fund's assets as set out in the Fund's prospectus dated July 10, 1992, remains in place. The fundamental policy is the same as the operating policy set out above, except that China only includes the People's Republic of China.

The Fund is subject to the Investment Company Act of 1940 which limits the means in which it can access the 'A' share market. The Fund will continue to seek the most efficient way in which to increase its 'A' share exposure ensuring ongoing compliance with its legal and regulatory obligations.

CONTACTS

The China Fund, Inc.
c/o State Street Bank and Trust Company
225 Franklin Street
Boston, MA 02110
Tel: (1) 888 CHN-CALL (246 2255)
www.chinafundinc.com

MSCI Golden Dragon Index
The MSCI Golden Dragon is a free float-adjusted market capitalization index that is designed to measure equity market performance in the China region. As of May 2005 the MSCI Golden Dragon Index consisted of the following country indices: China, Hong Kong and Taiwan.

Hang Seng China Enterprise Index
The Hang Seng China Enterprise Index is a capitalization-weighted index comprised of state-owned Chinese companies (H-shares) listed on the Hong Kong Stock Exchange and included in HSMLCI index.

Shanghai Stock Exchange 180 Index
The Shanghai Stock Exchange 180 'A' Share Index is a capitalization-weighted index. The index tracks the daily price performance of the 180 most representative 'A' share stocks listed on the Shanghai Stock Exchange.

Martin Currie Inc, registered in Scotland (no BR2575)
Registered office: Saltire Court, 20 Castle Terrace, Edinburgh EH11 2ES Tel: (44) 131 229 5252 Fax: (44) 131 222 2532 www.martincurrie.com/china
North American office: 1350 Avenue of the Americas, Suite 3010, New York, NY 10019, USA Tel: (1) 212 258 1900 Fax: (1) 212 258 1919